Exhibit 99.2

Ur-Energy Inc.
(a Development Stage Company)

Management’s Discussion and Analysis

June 30, 2009

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the three months and six months ended June 30, 2009.  Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the Board of Directors on July 29, 2009.  This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.  All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles.

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable. Management considers that a mineral property will become commercially mineable when management has determined it is economically viable and it can be legally mined, as indicated by the receipt of key permits.  This change has been applied retroactively and all comparative amounts in this MD&A have been restated to give effect to this change.  These changes are discussed more fully under the heading “Changes in Accounting Policies Including Initial Adoption”.

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; The Bootheel Project, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company”.

Forward-Looking Information

This Management’s Discussion and Analysis contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s belief that it will have sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of) a U.S. Nuclear Regulatory Commission (“NRC”) Source Material License, Wyoming Department of Environmental Quality (“WDEQ”) Permit and License to Mine and other necessary permits related to Lost Creek; (iii) Lost Creek and Lost Soldier will advance to production and the production timeline of Lost Creek scheduled for late 2010; (iv) production rates, timetables and methods at Lost Creek and Lost Soldier; (v) the Company’s procurement plans and construction plans at Lost Creek; (vi) the licensing process at Lost Soldier which efforts are expected to be streamlined; (vii) the timing, the mine design planning and the preliminary assessment at Lost Soldier; (viii) the completion and timing of various exploration programs and (ix) the regulatory issues at the Screech Lake project and related exploration.  These other factors include, among others, the following: future estimates for production, production start-up and operations

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

(including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration and development stage company; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canadian Revenue Agency’s audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s shares price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex (the “NYSE Amex”) and Toronto Stock Exchange (the “TSX”); risks associated with the Company’s possible status as a "passive foreign investment company" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Report on Form 20-F (“Annual Information Form”) dated March 18, 2009 which is filed on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under NI 43-101, which uses the CIM Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 “NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

The Company is focused on uranium exploration in Wyoming, USA where the Company has 14 properties.  Of those 14 properties, ten are in the Great Divide Basin, two of which (Lost Creek and Lost Soldier) contain defined resources that the Company expects to advance to production.  The Company’s other Wyoming projects include two properties in the Shirley Basin, one property in the Greater Black Hills, and one property in the Powder River Basin.  The Company also has uranium exploration properties in the Thelon Basin, Northwest Territories, Canada, where it has two properties; and Baker Lake Basin, Nunavut, Canada, where it has one property.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

Selected Information

The following table contains selected financial information as at June 30, 2009 and December 31, 2008.

	As at June 30, 2009 $ (Unaudited)	As at December 31, 2008 $

Total assets	91,501,116	101,533,965
Liabilities	1,782,017	3,256,634

Net assets	89,719,099	98,277,331

Capital stock and contributed surplus	158,002,493	157,118,019
Deficit	(68,283,394)	(58,840,688)

Shareholders’ equity	89,719,099	98,277,331

The following table contains selected financial information for the three and six months ended June 30, 2009 and 2008 and cumulative information from inception of the Company on March 22, 2004 to June 30, 2009.

	Three Months Ended June 30, 2009 $ (Unaudited)	Three Months Ended June 30, 2008 $ (As restated) (Unaudited)	Six Months Ended June 30, 2009 $ (Unaudited)	Six Months Ended June 30, 2008 $ (As restated) (Unaudited)	Cumulative from March 22, 2004 through March 31, 2009 $ (Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil
Total expenses (1)	(3,616,032)	(5,502,306)	(8,652,534)	(8,833,521)	(79,532,317)
Interest income	218,637	600,409	619,380	1,389,689	6,697,819
Foreign exchange gain (loss)	(1,933,051)	(156,296)	(1,298,720)	496,150	4,269,519
Other income (loss)	(117,332)	3,000	(110,832)	(8,685)	(147,470)
Loss before income taxes	(5,447,778)	(5,055,193)	(9,442,706)	(6,956,367)	(68,712,449)
Recovery of future income taxes	-	-	-	-	429,055
Net loss for the period	(5,447,778)	(5,055,193)	(9,442,706)	(6,956,367)	(68,283,394)

(1) Stock based compensation included in total expenses	194,485	1,195,742	474,974	2,048,886	15,237,171

Loss per common share: Basic and diluted	(0.06)	(0.06)	(0.10)	(0.08)

Cash dividends per common share	Nil	Nil	Nil	Nil

The Company has not generated any revenue from its operating activities to date.  The Company’s expenses include general and administrative expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  Acquisition costs of mineral properties are capitalized.  Exploration, evaluation and development expenditures, including annual maintenance and lease fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended

	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30
	2009	2009	2008	2008	2008	2008	2007	2007
	$	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
			(As restated)	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(3,616,032)	(5,036,502)	(8,602,295)	(8,531,895)	(5,502,306)	(3,331,215)	(6,406,006)	(7,157,802)
Interest income	218,637	400,743	531,148	573,608	600,409	789,280	879,410	948,494
Foreign exchange gain (loss)	(1,933,051)	634,331	5,585,970	(425,801)	(156,296)	652,446	(247,066)	(1,417,542)
Other income (loss)	(117,332)	6,500	(9,750)	(18,203)	3,000	(11,685)	10,000	(10,000)
Loss before income taxes	(5,447,778)	(3,994,928)	(2,494,927)	(8,402,291)	(5,055,193)	(1,901,174)	(5,763,662)	(7,636,850)
Recovery of future income taxes	-	-	-	-	-	-	429,055	-
Net loss for the period	(5,447,778)	(3,994,928)	(2,494,927)	(8,402,291)	(5,055,193)	(1,901,174)	(5,334,607)	(7,636,850)

Loss per share – basic and diluted	(0.06)	(0.04)	(0.03)	(0.08)	(0.06)	(0.02)	(0.06)	(0.08)

Overall Performance and Results of Operations

From inception to June 30, 2009, the Company has raised net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants and stock options of $138.7 million.  As at June 30, 2009, the Company held cash and cash equivalents, and short-term investments of $53.1 million.  The Company's cash resources are invested with banks in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The Company has made significant investments in mineral properties and exploration, evaluation and development expenditures.

Mineral Properties

The Company’s mineral properties are located in Wyoming, USA, Northwest Territories, Canada, and Nunavut, Canada.

Wyoming, USA Properties

Lost Creek Project

The Company acquired certain of its Wyoming properties when Ur-Energy USA entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased all of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include the extensively explored and drilled Lost Creek and Lost Soldier projects, and a development database including more than 10,000 electric well logs, over 100

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000).

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project claims.

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth.

As identified in the June 2006 Technical Report on Lost Creek, National Instrument 43-101 (“NI 43-101”) compliant resources are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource.

The Company continues to advance matters to obtain an NRC Source Material License for the Lost Creek project.   In October 2007, the Company submitted its Application to the NRC.  In June 2008, the NRC notified the Company that the acceptance review had been completed and the Application was found sufficient for technical review.  In November 2008, the NRC provided the Company with a Request for Additional Information (“RAI”) for the Technical Report portion of the Application.  The Company submitted responses to all of the technical RAIs during the fourth quarter of 2008 and the first quarter of 2009.  In March 2009, the NRC provided the Company with an RAI for the Environmental Report portion of the Application.  A response was sent to the NRC in June 2009.  In August, the Company will submit its responses to the remaining health physics items.  In June, the NRC issued its Generic Environmental Impact Study (“GEIS”).  In addition to the GEIS guidelines, the NRC has advised all applicants for new ISR operations that a site-specific Supplemental Environmental Impact Study (“SEIS”) is required.  The Company anticipates the issuance of Lost Creek's NRC license in the second quarter of 2010.

The Company continues to advance matters to obtain a Wyoming Department of Environmental Quality (WDEQ) Permit to Mine for the Lost Creek project.  In December 2007, the Company submitted the Lost Creek Permit to Mine Application to the WDEQ (the “WDEQ Application”).  The WDEQ Application was deemed complete in May 2008.  WDEQ has issued technical comments and the Company anticipates completing its responses to all items in the third quarter of 2009.  The Company is currently in the process of preparing responses for the WDEQ Technical Review. Ur-Energy anticipates the issuance of Lost Creek's WDEQ permit in the fourth quarter 2009.

The Company submitted to the WDEQ-Water Quality Division an application for up to five Class 1 Underground Injection Control (UIC) disposal well permits at the end of the second-quarter 2009.  These wells, utilized for deep geologic disposal of liquid byproduct material, will be located within the Lost Creek permit area.  The Company acquired detailed data including formation stratigraphy, reservoir extent and properties, water quality and assessment of well injection rates from a deep test well drilled in late 2008.   This data set was used to support the application.

The Company has established a framework to demonstrate the economic viability of the Lost Creek project.  In April 2008, the Company released an independent technical report under NI 43-101 prepared by Lyntek Inc. (“Lyntek”)  The purpose of the report was to provide an analysis and preliminary assessment of the potential economic viability of the mineral resource of the Lost Creek project.  The base case in the preliminary assessment returned a pre-tax internal rate of return of 43.6% at a price of US$80 per pound U3O8, and demonstrated that the

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

project would be economic at prices above US$40 per pound U3O8.  Lyntek also concluded that the uranium is leachable with a reasonable solution of bicarbonate and peroxide (and by extension, oxygen) and that an overall recovery of uranium in the range of 85% appears reasonable.  The Preliminary Assessment report is available for review on www.sedar.com.

The Company continued the development program at the Lost Creek project site during 2009.  The first phase of the 2009 program included:

•
Drilling and installation of 17 monitoring wells (11,770 feet / 3,590 meters) to obtain and monitor water quality and hydrologic data for the purpose of permitting an additional mineralized horizon underlying the horizon presently being permitted.

•	Mechanical integrity testing of installed baseline and monitoring wells and the installation of submersible pump equipment to facilitate ongoing water sampling requirements.

A continuation of the delineation drilling program began in July with 200 additional drill holes planned for completion by the end of October 2009.  The program is expected to encompass over 125,000 feet of drilling and will support definition of future proposed mining areas.

In 2009, the Company’s engineering staff, assisted by TREC Engineering, completed the detailed designs and specifications for all components of the Lost Creek ISR Plant.  Pre-qualification of contractors has been completed and the bid process for construction commenced.

Although construction of the Lost Creek plant will not begin until receipt of the necessary permits, request for quotations for all major process equipment at the Lost Creek project were prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing throughout 2009.

One purchase order totaling US$1,323,834 was issued during the second quarter of 2009 for ion exchange columns and other process equipment.  A US$246,000 down payment was made, with a further US$615,370 payment required in the third quarter of 2009 and the final payment due upon completion.  An additional purchase order for US$319,359 was issued during the second quarter in order to initiate the drawing and approval process for other plant equipment.  Progress payments will be required once the final drawings are approved, the final configuration is decided upon and the final price is determined.

Lost Soldier Project and Other Projects

The Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units.  The Company maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres; of these 143 mining claims, 60 new claims were staked in 2008 for mine engineering design purposes.  A royalty on future production of 1%, which arises from a data purchase, is in place with respect to certain claims within the project.

Members of the Company’s geology staff have continued to progress with in-depth studies which focus on detailed mapping of the roll-front geology.  These studies will be followed by detailed mine design planning, and a preliminary assessment, all of which are expected in 2009.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

The Company has determined it will submit the applications for the Lost Soldier project to the NRC and WDEQ as amendments to the Lost Creek licenses, after they are issued by those agencies.  It is anticipated that the Lost Soldier licensing effort will be streamlined and more efficient as a satellite facility to the Lost Creek project.

 The Company has expanded its land holdings in and around the Lost Creek project, and currently controls a total of 969 unpatented mining claims and one State of Wyoming section for a total of approximately 18,660 mineral acres including the Lost Creek permit area, and two other adjacent areas now designated LC North and LC South.  Initial drilling at LC North in 2007 was conducted to investigate numerous occurrences of uranium-bearing intercepts detected by historical exploration drilling by previous operators in the 1970s; and to examine their relationships to the mineralization to be mined at the Lost Creek project. Preliminary evaluation of this historic drilling data indicated the potential for mineral trends in two areas, informally referred to as the East and West areas. In the 2007 drill program, 30 holes were drilled for a total of 29,600 feet (9,022 meters). The results confirmed mineralization occurring in multiple target horizons, many of which correlate stratigraphically with mineral horizons in the Lost Creek trend. Drilling in this area was at variable and wide spacing and did not allow confirmation of mineral continuity or estimation of resources; the results indicate the potential for extension of the Lost Creek mineral trends into the LC North property, as well as the possibility of previously unidentified mineral horizons.

In 2008, exploration drilling of 11,370 feet (3,468 meters) was completed at the EN project. In January 2009, the Company completed an agreement reducing an existing royalty on claims and an area of interest arising from transactions dating back to 2006.  With regard to the EN project, and three other areas, the Company was able to eliminate the area of interest and to reduce the royalty from two percent (2%) to one percent (1%) on certain specified mining claims.  In a related transaction, the Company purchased 66 new claims which became a part of the EN project, bringing that project to a total of 533 mining claims, together with one state mining lease.

In the third quarter of 2008, the Company put other drilling programs, including the LC North and North Hadsell projects, on hold in order to advance the development of the Lost Creek project. Currently, field exploration continues on the Company’s other Wyoming projects in addition to the ongoing evaluation of the exploration database owned by the Company.  The Company decided to drop its mining claims in Arizona.

In 2007, the Company completed the acquisition of a data package from Power Resources Inc. ("PRI") pertinent to exploration and development on its Bootheel and Buck Point properties, in the Shirley Basin, Wyoming. The data includes logs for more than 1,000 drill holes, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from previous operators.

In 2007, the Company entered into an agreement with Target Exploration & Mining Corp. and its subsidiary "Target").  Effective March 31, 2009, Target became a wholly-owned subsidiary of Crosshair Exploration & Mining Corp (TSX: CXX) through a Plan of Arrangement.  Under the terms of the agreement, the Company contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC (the “Bootheel Project”).  The properties cover an area of known uranium occurrences within the Shirley Basin. Target is earning into a 75% interest in the Bootheel Project by spending US$3.0 million in exploration costs, and issuing 125,000 shares of its common stock to the Company, all within a four-year earn-in period.    Target has issued all installments of stock toward the earn in, and expects to complete its earn in during third quarter 2009.  Target completed agreements in 2008 for additional rights and leased lands in the Bootheel property area, in which the lessor has a 75% mineral interest in the net mineral acres. With the completion of those agreements, the Bootheel Project covers total defined areas at the Bootheel property and the Buck Point property of approximately 8,524 gross and 7,895 net mineral acres.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

In 2008, Target completed a 50,000 feet (15,250 meters) drilling program on the Bootheel property of the Project. In January 2009, Target announced that it had completed the acquisition of the final historic data package on behalf of the Bootheel Project.  The data package, purchased from Cameco Resources, comprises geophysical and geological data from approximately 290,000 feet of drilling carried out by Cameco, Kerr McGee and Uradco.

The Company has made the data it acquired earlier from PRI covering the Bootheel and Buck Point properties, and certain other data available to the Bootheel Project.  PRI retained a royalty of 1% on future production of uranium and associated minerals from certain lands in the Bootheel Project.

An additional royalty of ½ of 1% is in place with respect to 28 claims acquired in 2006.

Using the compilation of the historic data and the data obtained from the 2008 exploration program, Target expects to complete a National Instrument 43-101 resource estimate on the Bootheel property in this quarter.

In 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon").  Under the terms of the agreements, the Company contributed its Hauber property to Hauber Project LLC (the “Hauber Project”).  The Hauber Project is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately 4,570 mineral acres.  Effective August 1, 2008, Trigon tendered its resignation as a Member and the Manager of the Hauber Project.  Transition of management of the Hauber Project back to the Company has been completed, and a settlement of remaining obligations of Trigon was reached in July 2009.

Canadian Properties and Interests

Screech Lake Property, Thelon Basin

The Company has continued its discussions with First Nations groups and Aboriginal-owned business corporations during the second quarter of 2009 and an agreement was secured to conduct exploration work in 2009.    A 12-15 day field program has commenced in July 2009 during which an audio-magnetotellurics geophysical survey, soil sampling and other field work, and a mineral claim survey will be conducted.  Funds for this program will come in part from the remaining flow-through financing money raised in March 2008.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

Three Months and Six Months Ended June 30, 2009 Compared to Three and Six Months Ended June 30, 2008

The following table summarized the results of operations for the three and six months ended June 30, 2009 and 2008.

	Three Months Ended June 30,
	2009	2008	Change	Change
	$	$	$	%
	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	NA	-

General and administrative	1,400,320	1,768,229	(367,909)	-21%
Exploration and evaluation expense	1,274,631	2,395,510	(1,120,879)	-47%
Development expense	897,580	1,338,567	(440,987)	-33%
Write-off of mineral properties	43,501	-	43,501	-
Total expenses	(3,616,032)	(5,502,306)	1,886,274	-34%
Interest income	218,637	600,409	(381,772)	-64%
Foreign exchange gain (loss)	(1,933,051)	(156,296)	(1,776,755)	1137%
Other income (loss)	(117,332)	3,000	(120,332)	-4011%
Loss before income taxes	(5,447,778)	(5,055,193)	(392,585)	8%
Recovery of future income taxes	-	-	-	-
Net loss for the period	(5,447,778)	(5,055,193)	(392,585)	8%

Loss per share – basic and diluted	(0.06)	(0.06)	-	0%

	Six Months Ended June 30,
	2009	2008	Change	Change
	$	$	$	%
	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	NA	-
General and administrative	2,760,508	3,604,514	(844,006)	-23%
Exploration & evaluation expense	2,510,896	3,890,440	(1,379,544)	-35%
Development expense	3,274,068	1,338,567	1,935,501	145%
Write-off of mineral properties	107,062	-	107,062	-
Total expenses	(8,652,534)	(8,833,521)	180,987	-2%
Interest income	619,380	1,389,689	(770,309)	-55%
Foreign exchange gain (loss)	(1,298,720)	496,150	(1,794,870)	-362%
Other income (loss)	(110,832)	(8,685)	(102,147)	1176%
Loss before income taxes	(9,442,706)	(6,956,367)	(2,486,339)	36%
Recovery of future income taxes	-	-	-	-
Net loss for the period	(9,442,706)	(6,956,367)	(2,486,339)	36%

Loss per share – basic and diluted	(0.10)	(0.08)	(0.02)	25%

Expenses

Total expenses include general and administrative expense, exploration and evaluation expense, development expense and write-off of mineral property costs.

General and administrative (“G&A”) expense relates to the Company’s administration, finance, investor relations, land and legal functions.  The primary reason for the decrease in these expenses in 2009 was lower stock compensation expense, which decreased $0.6 million and $1.1 million during the three and six month periods,

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

respectively.  Excluding stock compensation expense, G&A expense increased $0.3 million in each of the periods.  The small increase was driven by higher labor costs reflecting the expansion of the Company’s Littleton, Colorado office.

The primary reason for the decrease in exploration and evaluation expense was the transition of the Company’s Lost Creek property from the evaluation stage to the development state.  This transition happens when sufficient evidence of mineral resources has been identified to justify the development of the property for mining activities and filing the applications for the mining permits.  As a result, direct project evaluation expenditures decreased $0.6 million and $0.8 million during the three and six month periods, respectively.  Stock compensation expense charged to exploration and evaluation declined $0.3 million and $0.2 million in the respective periods.  Mining permit costs declined $0.3 million between the two six month periods

Development expense relates entirely to the Company’s Lost Creek property, which entered the development stage in the second quarter of 2008.  Total costs were higher for the six month period in 2009 by $1.9 million but lower by $0.4 million for the 3 month period when compared with the same periods in 2008.  The primary development cost areas for the six months were permitting ($0.7 million), drilling ($1.5 million), labor ($0.6 million) and supply and service costs associated with drilling ($0.4 million).  For the three month period, permitting was up $0.1 million, drilling was down $0.8 million and labor was up $0.2 million.  Combined expenditures for mineral development activities (exploration, evaluation and development) decreased by $1.6 million for the three months ended June 30, 2009 compared to the comparable period in 2008, but increased by $0.6 million for the comparable six month period ended June 30.  The lower costs in the three months ended June 30, 2009 can be attributed to lower drilling activity levels as the Company prepared for a 200 drill-hole program, which commenced in July 2009.  The higher costs for the six months ended June 30, 2009 were due to significant expenditures in the first quarter of 2009 related to the completion of the 10,000 foot deep test well for ground water sampling in support of the application for a Class I UIC permit as discussed previously.

During the second quarter of 2009, the Company wrote off $43,501 in mineral property costs associated with claims in Yuma County Arizona, which combined with the write off of the Eyeberry property in Canada during the first quarter total $107,062 in write offs for the first six months of 2009.    There were no similar write offs in the comparative period for 2008.

Other income and expenses

The Company's cash resources are invested with banks in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.  The decrease in interest income was driven by lower average cash resources and lower average interest rates in 2009 as compared to those in 2008.

The net foreign exchange loss in the six months ended June 30, 2009 arose primarily due to cash resources held in U.S. dollar accounts as the U.S. dollar weakened relative to the Canadian dollar during the periods.

Income Taxes

In 2009 and 2008, the Company recorded operating losses in both Canada and the United States.  Management has concluded that it is not yet more likely than not that these losses and any prior years’ loss carry forwards and other tax assets will be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

Loss per Common Share

The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at June 30, 2009, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $53.1 million, a decrease of $11.9 million from the December 31, 2008 balance of $65.0 million.  The Company's cash resources are invested with banks in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.  During the six months ended June 30, 2009, the Company used $8.8 million of its cash resources to fund operating activities and $1.9 million for investing activities, with the remainder of approximately $1.2 million being related to the effects of foreign exchange rate changes on cash resources.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no sources of cash flow from operations.  The Company will not generate any cash resources from operations until it is successful in commencing production from its properties.  As a result, operating activities used $8.8 million of cash resources during the six months ended June 30, 2009, as compared to $4.6 million for the same period in 2008.  The primary reasons for the increased expenditures were additional operating expenses for exploration, evaluation and development activities, higher labor costs associated with the expansion of the Casper, Wyoming and Littleton, Colorado offices and a greater reduction in the liabilities carried as of June 30, 2009 as compared to June 30, 2008.   In addition, the company received less interest income in 2009 as compared to 2008 due to lower average cash resource balances and interest rates.

During the six months ended June 30, 2009, the Company invested cash resources of $1.9 million in mineral properties, bonding deposits, capital assets and Lost Creek plant design and equipment purchases.  The majority of these expenditures went towards increased bonding deposits ($1.2 million) and Lost Creek plant construction activities ($0.4 million).

Financing Transactions

On November 7, 2008 the Company’s board of directors approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

Although the Rights Plan took effect immediately, in accordance with TSX requirements, the Company sought approval and ratification by its shareholders.  At the annual and special meeting of shareholders held on April 28, 2009, the shareholders of the Company approved and ratified the Rights Plan.

The Company has established a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses.  The Company has

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at June 30, 2009 and December 31, 2008 is as follows:

	June 30, 2009	December 31, 2008
	(Unaudited)

Common shares	93,893,607	93,243,607
Warrants	-	-
Compensation options	-	-
Stock options	7,262,605	6,228,700
Fully diluted shares outstanding	101,156,212	99,472,307

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are comprised of:

	As at	As at
	June 30,	December 31,
	2009	2008
	$	$

Cash on deposit at banks	407,661	392,170
Guaranteed investment certificates	7,537,500	9,087,500
Money market funds	5,387,963	1,031,882
Certificates of deposit	13,872,000	15,288,183

	27,205,124	25,799,735

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s financial instruments consist of Canadian dollar and US dollar denominated guaranteed investment certificates, money market funds and certificates of deposits.  They bear interest at annual rates ranging from 0.05% to 3.56% and mature at various dates up to June 14, 2010.  These instruments, including bonding deposits, are maintained at financial institutions in Canada and the United States.  Of these amounts, approximately $0.5 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation, leaving approximately $56.2 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  As at June 30, 2009, the Company does not consider any of its financial assets to be impaired.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at June 30, 2009 the Company’s liabilities consisted of trade accounts payable of $746,825, all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and having a significant portion of its cash equivalents and short-term investments in United States dollars, and holding cash equivalents and short term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short-notice.

Currency risk

The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and US dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At June 30, 2009, the Company had within its cash and cash equivalents, short term investments and bonding deposits approximately US$19.3 million (US$26.5 million as at December 31, 2008) denominated in US dollars and accounts payable of US$0.6  million (US$1.7 million as at December 31, 2008) denominated in US dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$ denominated assets and liabilities at the period end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- $2.2 million impact on net loss for the six months ended June 30, 2009.  This impact is primarily as a result of the Company having cash and investment balances denominated in US dollars and US dollar

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

denominated trade accounts payables at June 30, 2009.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.3 million impact on net loss for the six months ended June 30, 2009.  This impact is primarily as a result of the Company having cash, short-term investments and bonding deposits invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Transactions with Related Parties

During the six months ended June 30, 2009 and 2008, the Company did not participate in any material transactions with any related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value.  Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

The Company assesses the possibility of impairment in the net carrying value of its mineral properties when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable.   Given the current disruption and uncertainty in the global economy, and the decrease in the Company’s share price over the last year, management reviewed all of its significant mineral properties for potential impairment and concluded that the fair value of these properties exceeded the carrying amount and no impairment charges were recorded as at December 2008.  Management believes there has been no change in the status of these properties and no impairment charge is required as at June 30, 2009.

Stock Based Compensation

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued.  Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument, the expected volatility of the Company’s common shares, and the number of options that are expected to be forfeited.  Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Changes in Accounting Policies Including Initial Adoption

Exploration and Development Expenditures

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

Management considers that a mineral property will become commercially mineable when management has determined it is economically viable and it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits will be capitalized and amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.  Management believes that this treatment provides a more relevant and reliable depiction of the Company’s asset base and more appropriately aligns the Company’s policies with those of comparable companies in the mining industry at a similar stage.

The Company has accounted for this change in accounting policy on a retroactive basis.  The comparative operating results for the three and six months ended June 30, 2008 were restated as follows:  expenses increased by $2.5 million and $3.2 million, net loss increased by $2.5 and $3.2 million, and loss per common share increased by $0.03 and $0.04, respectively.

The Company will continue to capitalize the acquisition costs of mineral properties and capital assets.

New Accounting Standards

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The adoption of this standard did not have a material impact on these consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that the requirement for publicly-accountable companies to adopt International Financial Reporting Standards (“IFRS”) will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

During the second quarter of 2009, the Company’s senior finance staff attended IFRS training classes and identified the IFRS project team leader.  The Company plans to conduct an IFRS diagnostic study during the

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

second half of 2009 to assess the impact of the transition to IRFS on the Company’s accounting policies and to establish a project plan to implement IFRS.  Following this initial diagnostic step the Company will proceed to make a determination of the impact of transition to IFRS on its financial statements and systems.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Report on Form 20-F (Annual Information Form) dated March 18, 2009 which is filed on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Directors and Officers

Jeffrey T. Klenda, B.A. –Chairman and Executive Director
W. William Boberg, M. Sc., P. Geo. – President, Chief Executive Officer and Director
James M. Franklin, PhD, FRSC, P. Geo. –Director and Technical Committee Chair
Paul Macdonell, Diploma Public Admin. – Director and Compensation Committee Chair
Robert Boaz, M. Econ., Hon. B.A. – Director and Corporate Governance and Nominating Committee Chair
Thomas Parker, M. Sc., P.E. – Director and Audit Committee Chair
Harold A. Backer, B. Sc. – Executive Vice President Geology and Exploration
Wayne W. Heili, B. Sc. – Vice President, Mining and Engineering
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – Vice President, Canadian Exploration
Roger L. Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT & Administration
Paul G. Goss, J.D., MBA – General Counsel and Corporate Secretary

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2009

(Information as at July 29, 2009 unless otherwise noted)

Corporate Offices

United States Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: (720) 981-4588	Canadian Exploration Office: 341 Main Street North, Suite 206 Brampton, Ontario L6X 3C7 Phone: (905) 456-5436
Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: (307) 265-2373	Registered Canadian Office: McCarthy Tétrault The Chambers, Suite 1400 40 Elgin St Ottawa, Ontario K1P 5K6 Phone: (613) 238-2000

Web Site
www.ur-energy.com

Trading Symbol
TSX: URE
NYSE Amex: URG

Independent Auditor
PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel
McCarthy Tétrault LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Equity Transfer & Trust Company, Toronto
Registrar and Transfer Company (Co-Transfer Agent and Co-Registrar), New York